February 20, 2007

Room 4561

Mr. Dana Kammersgard
Chief Executive Officer and President
Dot Hill Systems Corp.
2200 Faraday Avenue,
Suite 100
Carlsbad, CA 92008

> **Re:** **Dot Hill Systems Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Filed May 10, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **Filed November 9, 2006**
> **Form 8-K Filed May 9, 2006**
> **File No. 001-13317**

Dear Mr. Kammersgard:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief